May 10, 2024

Via EDGAR Transmission

Division of Corporation Finance

United States Securities and Exchange Commission

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Stickel

Re:	Velocity Financial, Inc.
Registration Statement on Form S-3
Registration No. 333-279052

Dear Mr. Stickel:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on May 14, 2024, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Velocity Financial, Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Daniel N. Webb of Simpson Thacher & Bartlett LLP, counsel to the Company, at (650) 251-5095, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Very truly yours,
VELOCITY FINANCIAL, INC.

/s/ Roland Kelly
Name: Roland Kelly
Title: Chief Legal Officer and General Counsel

cc:	Christopher D. Farrar, Chief Executive Officer of Velocity Financial, Inc.
Daniel N. Webb, Simpson Thacher & Bartlett LLP